UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

North Haven Private Income Fund LLC

(Name of Subject Company (Offeror and Issuer))

North Haven Private Income Fund LLC

(Name of Filing Persons (Issuer))

Class S Units

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Michael Occi

MS Capital Partners Adviser Inc.

1585 Broadway

New York, NY 10036

(212) 761-8038

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Thomas J. Friedmann

William J. Bielefeld

Matthew J. Carter

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110-2605

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)

The name of the issuer is North Haven Private Income Fund LLC (the “Company”). The Company is a non-diversified, externally managed specialty finance company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for US federal income tax purposes, the Company has elected to be treated, and intends to comply with the requirements to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 1585 Broadway, New York, NY 10036 and the telephone number is (212) 761-4000.

(b)

The title of the securities that are the subject of the offer to purchase and the related Letter of Transmittal (“Offer to Purchase” and the tender offer made thereby, the “Offer”) are Class S Units (the “Units”) or portions thereof. As of the close of business on June 30, 2026, there were 172,668,816 Units outstanding. Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 8,633,441 Units that are tendered by holders of the Company’s Units (each a “Unitholder” and collectively, the “Unitholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”). The Units subject to the Offer represent approximately 5.0% of the Company’s Units outstanding as of June 30, 2026.

(c)	The Units are not traded in any market.

Item 3. Identity and Background of Filing Person.

(a)

The Company is tendering for its own Units. The information required by this Item is set forth in Item 2(a) above. MS Capital Partners Adviser Inc. (the “Adviser”) serves as the investment adviser for the Company. The Adviser is located at 1585 Broadway, 23rd Floor, New York, NY 10036 and its telephone number is (212) 761-4000. The members of the Company’s Board of Directors (the “Board”) are David N. Miller, Michael Occi, Joan Binstock, Bruce Frank, Adam Metz and Kevin Shannon (each, a “Director”). David N. Miller is the Chair of the Board. The Chief Executive Officer of the Company is Michael Occi, the Chief Investment Officer of the Company is Ashwin Krishnan, the Co-President of the Company is Jeffrey Day, the Co-President and Chief Operating Officer of the Company is Orit Mizrachi, the Chief Financial Officer of the Company is David Pessah and the Chief Compliance Officer of the Company is Hope Brown. The Directors and the executive officers of the Company may be reached at the Company’s business address and phone number set forth in Item 2(a) above.

(b)- (c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1) (i)

Subject to the conditions set forth in the Offer to Purchase, the Company will purchase up to 8,633,441 Units that are tendered by Unitholders by 12:01 a.m., Eastern Time, on September 14, 2026 and not withdrawn as described in Item 4(a)(1)(v).

(ii)

The purchase price of a Unit (or portion thereof) tendered will be its net asset value as of September 30, 2026 or a later date determined by the Company if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

Each Unitholder that tenders Units that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Unitholder that the Company has received and accepted their tender. The Company will effect payment for such Units in cash promptly after the expiration of the Offer and after the determination of the net asset value per Unit as of the Valuation Date is finalized. The Form of the Acceptance Letter is attached hereto as Exhibit (a)(1)(iv), and incorporated herein by reference.

(iii)

The Offer is scheduled to expire at 12:01 a.m., Eastern Time, on September 14, 2026 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)	Not applicable.
(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.
(vi)	Reference is made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.
(vii)

Reference is made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Unitholders tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii)	Reference is made to Section 4 “Procedure for Tenders” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(ix)	Reference is made to the Cover Page, Section 3 “Amount of Tender,” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.
(x)	Reference is made to Section 2 “Offer to Purchase and Price,” which is incorporated herein by reference.
(xi)	Not applicable.
(xii)	Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)	Not applicable.
(b)

Any Units to be purchased from any officer, Director or affiliate of the Company will be on the same terms and conditions as any other purchase of Units. To the Company’s knowledge, none of the officers, Directors, or affiliates of the Company intends to tender Units in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable

(e)

The Board has the discretion to determine whether the Company will purchase Units from Unitholders from time to time pursuant to written tenders. The Adviser currently expects that it will generally recommend to the Board that the Company offer to repurchase a portion of its outstanding Units four times each year, based on valuations on or about March 31, June 30, September 30 and December 31, but the Company is not required to make any such offer. The Company does not know of any other contract, agreement, arrangement, or understanding, whether contingent or otherwise or whether or not legally enforceable, between (i) the Company, any of the Company’s executive officers or Directors, any person controlling the Company, or any executive officer or director of any corporation ultimately in control of the Company and (ii) any other person with respect to any securities of the Company (including any contract, agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of This Tender Offer and Plans or Proposals.

(a)-(b)	Reference is made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.
(c)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Reference is made to Section 6 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b)	There are no material conditions to the financing discussed in paragraph (a) above.
(c)	Not applicable.
(d)

The Company has not determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company to purchase Units by existing or new Unitholders.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Units outstanding as of June 30, 2026, the following persons own the number of Units indicated in the below table.

Person	Units	Percentage of the Company’s Outstanding Units
MS Credit Partners Holdings Inc.	1,256,051.584	*
Joan Binstock	3,641.017	*
Bruce Frank	2,544.143	*
Adam Metz	—	*
Kevin Shannon	2,583.979	*
David N. Miller	—	*
Ashwin Krishnan	—	*
Orit Mizrachi	1,313.889	*
David Pessah	—	*
Michael Occi	5,313.496	*
Jeffrey Day	5,969.471	*
Hope Brown	—	*
All directors and officers as a group (11 persons)	21,365.995	*

* Less than 1%.

Based on information available to the Company, none of the persons listed above intends to tender any of his or her Units in the Offer. Addresses for each of the persons listed above are provided in Item 3.

(b)

Reference is made to Section 8 “Certain Information About the Company” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Company has issued to the Adviser, Directors and officers of the Company an aggregate of approximately 129 Units. There have been no other transactions in Units effected during the past sixty (60) days by the Company, the Adviser, or any Director or officer of the Company, or any person controlling the Company or the Adviser.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained, or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10. Financial Statements.

(a)

The audited annual financial statements of the Company dated December 31, 2025 included in the Company’s Form 10-K that was filed with the SEC on EDGAR on March 3, 2026, as amended by the amendment on Form 10-K/A filed with the SEC on EDGAR on March 6, 2026 and each and available through the SEC’s website at http://www.sec.gov are incorporated by reference.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1) None.
(2) None.
(3) Not applicable.
(4) None.
(5) None.
(b)	The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12a. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
	(ii)	Offer to Purchase.
	(iii)	Forms of Letter of Transmittal.
	(iv)	Form of Letter from the Company to Unitholders in Connection with the Company’s Acceptance of Units.
	(v)	Forms of Notice of Withdrawal of Tender.
(a)(2)	Not Applicable.
(b)	None.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 12b. Filing Fees.

Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NORTH HAVEN PRIVATE INCOME FUND LLC

By:	/s/ David Pessah
Name:	David Pessah
Title:	Chief Financial Officer

Dated: August 13, 2026

EXHIBIT INDEX

Exhibit
(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Forms of Letter of Transmittal.

(a)(1)(iv)	Form of Letter from the Company to Unitholders in Connection with the Company’s Acceptance of Units.

(a)(1)(v)	Forms of Notice of Withdrawal of Tender.
(b)	Filing Fee Table.